Exhibit 99.5

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance.  For a comprehensive understanding of Silvercorp’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended June 30, 2009 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended March 31, 2009, the related MD&A, and Silvercorp’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F. This MD&A refers to various non-GAAP measures, such as cash and total production cost per ounce of silver, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning.  Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of August 13, 2009.

1.

First Quarter Highlights and Significant Events

During the quarter ended June 30, 2009, Silvercorp

●

Net earnings of $7.5 million or $0.05 per share, compared to $1.2 million or $0.01 per share last quarter and $11.6 million or $0.08 per share in the same quarter last year;

●

Produced a record 1.2 million ounces of silver and 16.0 million pounds of lead, representing 6% and 11% increases, compared to 1.1 million ounces of silver and 14.4 million pounds of lead produced , respectively, in the same quarter last year;

●

The total production cost was negative $4.29 per ounce of silver and the cash cost was negative $5.09 per ounce of silver, making Silvercorp an industry leading low-cost producer;

●

Generated $10.4 million cash from operating activities or $0.06 per share;

●

Total cash, cash equivalents and short term investments increased by $10.3 million to $75.7 million;

●

Silver head grade at the Ying Mine was 488 g/t, up 23% compared to the same quarter last year; and

●

Completed a NI 43-101 mineral resource update from the GC project in Guangdong Province, China, increasing Measured and Indicated mineral resources by 250% to 28.5 million ounces of silver.

2.

Operating Results

(a)

 Ore mined

Silvercorp mined 103,923 tonnes of ore in Q1 2010, which was 32,021 tonnes less than Q1 2009.  The decrease was because the operations at TLP, LM and HPG mines were only partially resumed following last year’s suspension.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 1

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Metals Sold

The following table summarizes the total metal sold in each period under review.

	Three month ended June 30,
	2009	2008
Silver (ounces)	1,175,403	1,106,282
Gold (ounces)	298	525
Lead (lbs)	16,042,547	14,427,862
Zinc (lbs)	3,735,742	4,165,194

Silvercorp sold 1.2 million ounces of silver in the first quarter of 2010 (“Q1 2010”), 6% more than the 1.1 million ounces of silver in the first quarter of 2009 (“Q1 2009”).

The main reason for the increase was the higher head grade at Ying Mine.  As a result of the quality control program, the Company implemented in the third quarter last year, the silver head grade at Ying mine improved to 488 grams per tonne in Q1 2010, which is 92 grams higher than silver head grade of 396 grams per tonne in Q1 2009.   For the same reason, lead sold also increased significantly to 16 million pounds in Q1 2010, representing an 11% increase from 14 million pounds in Q1 2009. The Company sold 3.7 million pounds of zinc in Q1 2010, a 10% decrease compared to 4.2 million pounds in Q1 2009.

(c) Mining Cost

The consolidated total unit mining cost and the cash unit mining cost in Q1 2010 was $52.95 and $43.61 per tonne, respectively, a decrease of 27.9% and 23.9% respectively compared to the total unit mining costs of $73.45 and cash mining cost of $57.34 in Q1 2009.  The decrease of cash unit mining costs was mainly because of the operational improvement as a result of the quality control program.  The decrease of total unit mining cost was also attributable to the less depletion charges related to HPG, TLP and LM mines, as those mines were written off on December 31, 2008.

The major components of the cash mining cost in Q1 2010 were: 47% for mining contractor costs; 20% for raw material costs; 12% for labour costs; 11% for utility costs and 10% for other miscellaneous costs such as mine preparation and administrative costs, etc.

(d)  Milling Cost

The consolidated total unit milling cost in Q1 2010 was $12.01 and cash unit milling cost was $11.09, which represented a decrease of 10.3% and 10.5% from the total unit milling cost of $13.39 and cash unit milling cost $12.39 in Q1 2009.

The major components of cash milling costs in Q1 2010 were: 43% for raw materials; 24% utilities; 17% for mineral resources tax; 13% for labour costs and 3% for miscellaneous costs.

(e)  Cash and Total Costs per Ounce of Silver

Silvercorp continues to achieve industry-leading low total production costs per ounce of silver. In Q1 2010, the consolidated total production cost per ounce of silver was negative $4.29 and the cash cost per ounce of silver was negative $5.09, compared to the total production costs per ounce of silver of negative $5.37 and cash production costs of negative $6.79 in Q1 2009. The higher cost was mainly caused by the reduction in by-product credits as the average net realized prices of lead and zinc fell 36% and 16%, compared to Q1 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for the quarters ended June 30, 2009 and 2008, respectively.

Q1 Fiscal 2010	Three months ended June 30, 2009
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$4,529	$387	$17	$39	$4,972
By-product lead, zinc, and gold sales	(10,198)	(668)	(55)	(26)	(10,947)
Total adjusted cash costs	(5,669)	(281)	(38)	13	(5,975)
Ounces of silver sold	1,134	28	7	6	1,175
Total cash costs per ounce of silver	$(5.00)	$(10.04)	$(5.24)	$2.26	$(5.09)

Total adjusted cash costs	$(5,669)	$(281)	$(38)	$13	$(5,975)
Amortization and depletion	914	7	4	4	929
Total adjusted cost of goods sold	(4,755)	(274)	(34)	17	(5,046)
Ounces of goods sold	1,134	28	7	6	1,175
Total production cost per ounce of silver	$(4.19)	$(9.79)	$(4.86)	$2.83	$(4.29)

Q1 Fiscal 2009	Three months ended June 30, 2008
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$5,689	$1,061	$410	$779	$7,939
By-product lead, zinc, and gold sales	(12,289)	(2,188)	(693)	(283)	(15,453)
Total adjusted cash costs	(6,600)	(1,127)	(283)	496	(7,514)
Ounces of silver sold	889	72	79	66	1,106
Total cash costs per ounce of silver	$(7.42)	$(15.68)	$(3.56)	$7.53	$(6.79)

Total adjusted cash costs	$(6,600)	$(1,127)	$(283)	$496	$(7,514)
Amortization and depletion	630	570	145	223	1,568
Total adjusted cost of goods sold	(5,970)	(557)	(138)	719	(5,946)
Ounces of goods sold	889	72	79	66	1,106
Total production cost per ounce of silver	$(7.28)	$(7.74)	$(1.73)	$10.90	$(5.37)

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

 (i) The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended June 30, 2009:

Q1 Fiscal 2010	Three months ended June 30, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	-	3,885
Stockpiled Ores (tonne)	82,475	9,463	4,184	3,916	100,038
	86,248	9,570	4,189	3,916	103,923

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	-	3,885
Ores Milled (tonne)	77,330	7,407	645	473	85,855
	81,103	7,514	650	473	89,740

Mining cost per tonne of ore mined ($)	52.70	35.67	61.50	91.50	52.95
Cash mining cost per tonne of ore mined ($)	42.27	33.34	57.72	83.20	43.61
Non cash mining cost per tonne of ore mined ($)	10.43	2.33	3.78	8.30	9.34

Unit shipping costs	3.55	3.56	2.72	2.72	3.49

Milling cost per tonne of ore milled ($)	11.74	14.31	15.11	14.25	12.01
Cash milling cost per tonne of ore milled ($)	10.84	13.35	14.01	13.15	11.09
Non cash milling cost per tonne of ore milled ($)	0.90	0.96	1.10	1.10	0.92

Average Production Cost
Silver ($ per ounce)	2.52	4.03	1.57	4.97	2.59
Gold ($ per ounce)	114.46	273.17	-	-	149.67
Lead ($ per pound)	0.14	0.22	0.10	0.30	0.15
Zinc ($ per pound)	0.12	0.19	-	-	0.12

Total production cost per ounce of Silver ($)	(4.19)	(9.79)	(4.86)	2.83	(4.29)
Total cash cost per ounce of Silver ($)	(5.00)	(10.04)	(5.24)	2.26	(5.09)

Total Recovery of the Run of Mine Ores
Silver (%)	93.3	86.7	89.9	89.7	89.0
Lead (%)	96.5	95.9	94.5	66.7	93.5
Zinc ( %)	76.3	75.4	-	-	71.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.1	141.2	78.7	432.1	455.8
Lead (%)	9.1	6.5	5.9	6.8	8.8
Zinc (%)	3.1	1.3	-	-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,134	28	7	6	1,175
Gold (in thousands of ounce)	0.1	0.2	-	-	0.3
Lead (in thousands of pound)	15,017	883	97	46	16,043
Zinc (in thousands of pound)	3,579	156	-	-	3,736
Metal Sales
Silver ($)	11,228	277	66	53	11,624
Gold ($)	58	113	-	-	171
Lead ($)	8,489	482	55	26	9,051
Zinc ($)	1,652	73	-	-	1,725
	21,427	945	121	79	22,571
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	9.90	9.83	9.04	9.20	9.89
Gold ($ per ounce)	450.03	666.10	-	-	572.50
Lead ($ per pound)	0.57	0.55	0.57	0.56	0.56
Zinc ($ per pound)	0.46	0.47	-	-	0.46

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

 (ii) The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended June 30, 2008:

Q1 Fiscal 2009	Three months ended June 30, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,071	193	53	71	3,388
Stockpiled Ores (tonne)	77,567	15,330	25,193	14,466	132,556
	80,638	15,523	25,246	14,537	135,944

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,071	193	53	71	3,388
Ores Milled (tonne)	74,691	13,163	23,404	11,516	122,774
	77,762	13,356	23,457	11,587	126,162

Mining cost per tonne of ore mined ($)	63.91	76.94	64.54	138.14	73.45
Cash mining cost per tonne of ore mined ($)	53.11	42.1	58.79	94.56	57.34
Non cash mining cost per tonne of ore mined ($)	10.80	34.84	5.75	43.58	16.11

Unit shipping costs	3.46	4.27	2.15	4.47	3.39

Milling cost per tonne of ore milled ($)	11.30	12.79	16.10	22.18	13.39
Cash milling cost per tonne of ore milled ($)	10.41	10.55	14.97	22.18	12.39
Non cash milling cost per tonne of ore milled ($)	0.89	2.24	1.14	-	1.00

Average Production Cost
Silver ($ per ounce)	3.28	7.72	9.48	7.22	4.29
Gold ($ per ounce)	98.36	462.92	361.47	379.68	203.72
Lead ($ per pound)	0.21	0.46	0.57	0.45	0.27
Zinc ($ per pound)	0.13	0.28	-	-	0.17

Total production cost per ounce of Silver ($)	(7.28)	(7.74)	(1.73)	10.90	(5.37)
Total cash cost per ounce of Silver ($)	(7.42)	(15.68)	(3.55)	7.53	(6.79)

Total Recovery of the Run of Mine Ores
Silver (%)	90.7	83.8	82.3	87.6	89.0
Lead (%)	95.9	93.7	-	84.4	93.5
Zinc ( %)	72.0	66.4	77.9	-	71.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	396.0	248.3	183.0	305.4	331.3
Lead (%)	6.7	9.7	2.7	2.0	5.7
Zinc (%)	3.3	0.6	-	-	2.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	889	72	79	66	1,106
Gold (in thousands of ounce)	-	1	-	-	1
Lead (in thousands of pound)	11,250	2,023	829	327	14,428
Zinc (in thousands of pound)	4,062	103	-	-	4,165
Metal Sales
Silver ($)	12,405	1,012	1,073	916	15,407
Gold ($)	17	317	12	2	347
Lead ($)	10,039	1,824	681	281	12,825
Zinc ($)	2,233	47	-	-	2,280
	24,694	3,200	1,766	1,199	30,859
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.95	14.09	13.52	13.90	13.93
Gold ($ per ounce)	417.95	699.96	427.94	402.43	661.24
Lead ($ per pound)	0.89	0.90	0.82	0.86	0.89
Zinc ($ per pound)	0.55	0.46	-	-	0.55

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii) Ying Mine (77.5%)

Production from Ying Mine commenced on April 1, 2006.  Since then, the Ying property has become the Company’s primary focus and most profitable project.

The Ying Mine performed exceptionally well in Q1 2010.  Total ores mined were 86,248 tonnes, of which 3,773 tonnes were direct smelting ores.  This represented a 7% increase from 80,638 tonnes mined in Q1 2009.   The production improvement was further reflected in the improved head grade of run of mine ores, which increased to 488 g/t in Q1 2010 from 396 g/t in Q1 2009.

In Q1 2010, the Ying Mine incurred $1.8 million of development and exploration expenditures to expand the mine and mineral resources and to develop underground tunnel and shafts.  A total of 9,414 meters of tunnel, 13,873 meters of diamond drilling, and 278 meters of shaft were completed during the quarter.

(iv) HPG Property (70%)

Production at HPG commenced in April 2007.  In December 2008, mining operations at HPG Mine were suspended in light of the economic downturn and the decline of metal prices.  HPG Mine production was partially resumed in response to the improving commodity prices.  The total ore mined in Q1 2010 was 9,570 tonnes, which was about 61% of the 15,523 tonnes mined in Q1 2009.

In Q1 2010, a total of 1,610 meters of tunnel and 2,315 meters of diamond drilling were completed at a total cost of $242, which was expensed as general exploration and property investigation expenses on the consolidated statements of operations.

(v)  TLP Mine (77.5%)

Production from the TLP mine commenced in April 2008. In December 2008, mining operations at TLP Mine were suspended in light of the economic downturn and the associated decline of metal prices.  In May 2009, in response to the improving commodity prices, the TLP mine operation was partially resumed.  The total ore mined in Q1 2010 was 4,189 tonnes, which was about 16% of the 25,246 tonnes mined in Q1 2009.

In Q1 2010, a total of 1,759 meters of tunnel and 4,405 meters of diamond drilling were completed at a cost of $395, which was expensed as general exploration and property investigation expenses on the consolidated statements of operations.

(vi)  LM Mine (70%)

Production of ore commenced in April 2008.  In December 2008, mining operations at LM Mine were suspended in light of the economic downturn and the decline of metal prices. In May 2009, in response to the improving commodity prices, the LM Mine operation was partially resumed.   The total ore mined in Q1 2010 was 3,916 tonnes, which was about 27% of the 14,537 tonnes mined in Q1 2009.

In Q1 2010, a total of 1,882 meters of tunnel and 2,068 meters of diamond drilling were completed at a total cost of $212, which was expensed as general exploration and property investigation expenses on the consolidated statements of operations.

(vii) Nabao Project (82%)

In May 2009, the Company entered a contract to sell the Nabao Project for $700,000 (RMB¥ 5.0 million) to a third party, and a deposit of $150,000 was received as of June 30, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(viii) GC Projects (95%)

GC  Project is a pre-development stage Ag-Pb-Zn project in Guangdong Province, China.   Since its acquisition in June 2008, the Company has incurred $1.7 million in its drilling program, of which $0.45 million was incurred in Q1 2010.

The Company has made the following progress in applying for a mining permit and advancing the project towards production:

•

An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community.  The panel has recommended that the Environmental Protection Bureau approve the GC project mining development.  Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

•

In June 2009, the Company completed a NI 43-101 technical report update for the GC Ag-Pb-Zn project. Using a 150 g/t silver equivalent cutoff grade, the GC deposit contains 28.5 million ounces of silver, 96,000 tonnes of lead, and 214,000 tonnes of zinc in the Measured and Indicated categories and 30.8 million ounces of silver, 115,000 tonnes of lead and 213,000 tonnes of  zinc in the Inferred category.

•

The Company has engaged a Chinese engineering firm with Class A qualifications in mine and mill designs to provide a full mine and mill design for the GC project. This will be equivalent to a feasibility study in Canada.

•

The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration reports, mine and mill designs, and for permitting. This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

3. Financial Results for the First Quarter of 2010

Metal Prices

The sales prices of metals are based on the Shanghai Metals Exchange (“SHMET”) as quoted at www.shmet.com for lead and zinc while gold prices are based on the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver prices are based on the Shanghai White Platinum & Silver Exchange (“SHWSE”) as quoted at www.ex-silver.com.These metal prices vary from those quoted on the North American and European market places.  A comparison of SHMET and SHWSE prices with London Metals Exchange (“LME”) prices for this quarter are as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Net smelter return (“NSR”) is the Shanghai quoted market price net of smelter charges and the value added tax (17%). NSR for silver, lead, and zinc fell 29%, 37%, and 16% respectively compared to the NSRs in Q1 2009. The following tables summarized the average NSR prices for each metal for the quarter.

	For the three months ended June 30,
	2009	2008
Silver (US$/oz)	9.89	13.93
Gold (US$/oz)	572.5	661.24
Lead (US$/lb)	0.56	0.89
Zinc (US$/lb)	0.46	0.55

Net Income in Q1 2010 was $7.5 million or $0.05 per share, representing a decrease of 35% compared to $11.6 million or $0.08 per share in Q1 2009.  The lower net income this quarter was within expectations, as metal prices, while improving over the last six months, have not yet fully rebounded to the levels of the previous year.

Sales in Q1 2010 decreased by $8.3 million to $22.6 million compared to the sales of $30.9 million in Q1 2009. Sales in Q1 2010 benefited from a 6% increase in the quantity of silver sold and an 11% increase in the quantity of lead sold, but the sales were negatively affected by the decline in metal prices.

Cost of goods sold (including amortization and depletion) in Q1 2010 was $5.9 million, a $3.6 million or 38% reduction from the $9.5 million cost of goods sold in Q1 2009, despite the greater quantities of silver and lead sold. The cost of goods sold amount consisted of a $5.0 million cash portion and $0.9 million of amortization and depletion.  This is a decrease of 37% and 41%, respectively, compared to $7.9 million and $1.6 million in Q1 2009.

The decrease of the cash portion of costs of goods sold was mainly attributable to higher grades of ores mined, which improved to 456 g/t in Q1 2010 from 331 g/t in Q1 2009.  The higher grade of ores mined was due to: (1) higher grade at the Ying Mine, which increased to 488 g/t in Q1 2010 from 396 g/t in Q1 2009; and (2) reduced dilution from HPG, TLP, and LM mines as the mine operation at those mines were only partially resumed following the suspension of production in December 2008.  About 78% of the production in the current quarter was from the low cost and high grade ores at Ying Mine while about 55% of production was from Ying Mine in Q1 2009.   Furthermore, the lower cash portion of cost of goods sold was also a result of lower mining costs per tonne due to the better cost controls and operational improvement resulting from the quality control program put in place in Q3 2009.

Amortization and depletion decreased because no depletion was charged to TLP, LM and HPG mines, as those mines were written off in December 2008.

Gross profit margin improved to 74% from 69% in Q1 2009, despite of the lower metal prices, as the Company was successful at reducing its cost of goods sold by 38% while increasing the quantities of silver and lead sold.

Accretion of asset retirement obligation in Q1 2010 was $0.03 million, $0.01 million higher than Q1 2009. The Company’s asset retirement obligations are related to the reclamation costs of the Ying, HPG, TLP and LM properties and were calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations were estimated at approximately $3.1 million, assuming the cash flow will be at the end of mine lives, which range from six to ten years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Amortization was $0.2 million in Q1 2010, which was in line with the $0.3 million charged in Q1 2009.

Foreign exchange gain in Q1 2010 was $1.5 million compared to a foreign exchange loss of $0.1 million recorded in Q1 2009.  This was a result of the unrealized gain arising from the translation of Chinese Yuan denominated monetary items in the Company’s integrated operations defined by Canadian GAAP.

General exploration and property investigation expenses in Q1 2010 were $2.3 million, $1.8 million higher compared to $0.5 million in Q1 2009. $1.3 million exploration costs incurred at TLP, HPG and LM mines were charged to the statement of operation in Q1 2010, while all exploration incurred at those mines were capitalized on the balance sheet in Q1 2009.

Investor relations expenses were $0.07 million in Q1 2010, which was comparable with the $0.1 million charged in Q1 2009.

General and administrative expenses, including stock-based compensation, were $2.7 million, a decrease of 7% compared to the expense of $2.9 million recorded in Q1 2009. The decrease was mainly attributable to better cost control.

Professional fees were $0.6 million, an increase of 100% from $0.3 million recorded in the same quarter last year. The increase was due to the professional fees related to the Klondex unsolicited take over bid announced in the quarter. The Company terminated the bid in July 2009.

Impairment charges and bad debt in Q1 2010 were $0.8 million compared to $nil in Q1 2009. The amount included a write down of an accounts receivable of $582 relating to a disposal of an exploration permit in fiscal year 2008, and a $195 unrealized loss on the investment in Dajin Resources Corp. which was an accounting reclassification from accumulated other comprehensive loss.

Equity loss in investment of $0.08 million in Q1 2010 represented a decrease of $0.12 million compared to the equity loss of $0.2 million in Q1 2009. The decrease was mainly due to a decrease of equity pickup from the New Pacific Metals Corp.

Other income in Q1 2010 was $0.16 million, an increase of $0.13 million compared to other income of $0.03 million recorded in Q1 2009.  The increase was mainly due to $0.1 million a government grant received during the quarter.  The government grant was for the closure of a tailing dam in Henan.

Interest income in Q1 2010 was $0.2 million, a decrease of $0.6 million compared to interest income of $0.8 million in Q1 2009, as a result of lower interest rates.

Income tax expense was $1.4 million comprised of current income tax expenses of $1.6 million (Q1 2009 - $2.0 million) and a future income tax recovery of $0.2 million (Q1 2009 - $0.2 million). The income tax rate is 12.5% for calendar years 2008, 2009 and 2010 and 25% thereafter.  The lower current income tax in Q1 2010 was due to the lower taxable income, compared to Q1 2009.

4. Annual Financial Results

The following table sets out highlights of Silvercorp’s financial results together with selected balance sheet information for the years ended March 31, 2009, 2008, and 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2009	2008	2007
Sales	$83,523	$108,363	$39,777
Gross profit	47,836	85,041	30,849
Expenses	11,750	12,680	6,421
Impairment charges	50,707	-	-
Other items	(782)	7,324	5,336
Net income (loss)	(15,997)	59,937	22,023
Basic earnings (loss) per share	(0.11)	0.41	0.15
Diluted earnings (loss) per share	(0.11)	0.40	0.15

Total assets	205,202	190,267	94,151
Total shareholders equity	152,446	148,992	77,538
Cash dividend declared	8,030	6,891	-
Cash dividend declared per share	0.06	0.05	-

5. Summary of Quarterly Financial Results

The tables below set out highlights of Silvercorp’s quarterly results for the past eight quarters.

	June 30,	March 31,	December 31,	September 30,
	2009	2009	2008	2008
Sales	$22,571	$17,392	$15,168	$20,104
Gross profit	16,670	11,010	5,239	10,234
Expenses	4,394	2,148	4,094	1,632
Impairment charges	777	2,907	47,433	-
Other items	60	(224)	(240)	(909)
Net income (loss)	7,487	1,238	(33,695)	4,858
Basic earnings (loss) per share	0.05	0.01	(0.22)	0.03
Diluted earnings (loss) per share	0.05	0.01	(0.22)	0.03

Cash dividend declared	2,770	2,564	2,476	2,990
Cash dividend declared per share	0.02	0.02	0.02	0.02

	June 30,	March 31,	December 31,	September 30,
	2008	2008	2008	2008
Sales	$30,859	$26,845	$30,091	$29,174
Gross profit	21,352	20,229	24209	23,213
Expenses	4,244	4,659	3013	2,729
Other items	591	1,178	2,142	1,788
Net income	11,601	10,859	17,781	16,770
Basic earnings (loss) per share	0.08	0.07	0.12	0.11
Diluted earnings (loss) per share	0.08	0.07	0.12	0.11

Cash dividend declared	-	-	-	6,891
Cash dividend declared per share	-	-	-	0.05

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6. Liquidity and Capital Resources

(a)   Working Capital

As at June 30, 2009, the working capital increased by 16% or $7.8 million to $55.4 million (March 31, 2009 - $47.6 million) comprised mainly of cash and cash equivalents of $53.7 million (March 31, 2009 - $41.5 million), short term investments of $21.9 million (March 31, 2009 - $24.0 million), accounts receivable, prepaids and deposits of $2.3 million (March 31, 2009 - $2.9 million), inventories of $2.6 million (March 31, 2009 - $1.5 million), and others of $0.2 million (March 31, 2009 - $0.2 million) offset by current liabilities of $25.4 million (March 31, 2009 - $23.4 million). The increase in working capital is mainly due to the $10.4 million of cash generated by the operating activities.

 (b)  Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short-term investments increased by $10.3 million or 15.7% to $75.7 million (March 31, 2009 - $65.4 million).  The increase is mainly due to the $10.4 million cash generated by the operating activities.

(c)

Cash Flows

Operating activities generated $10.4 million in Q1 2010, a decrease of $14.7 million, compared to $25.1 million in Q1 2009. Before changes in non-cash working capital items, which used $0.7 million cash in Q1 2010 (Q1 2009 - generated $7.0 million), cash flow from operating activities in Q1 2010 was $11.1 million (Q1 2009 - $18.0 million). The lower operating cash flow in Q1 2010 was mainly because of lower revenue generated, as a result of the lower metal prices compared to Q1 2009.

Investing activities provided $1.1 million in Q1 2010 (Q1 2009 - used $27.1 million) as a result of redemptions of short term investments of $4.1 million offset by deferred exploration and development expenditures of $2.2 million, purchases of equipment of $0.4 million, and advances of $0.4 million for the acquisition of property, plant and equipment.  Investing activities used $27.1 million in Q1 2009 and mainly included the acquisition cost of GC and SMT projects, the deferred exploration and development expenditures of $31.5 million and the purchase of equipment of $3.8 million, offset by redemptions of short term investments of $5.1 million, reduction in long term prepaids of $3.0 million, and disposal of property, plant, and equipment of $0.2 million.

Financing activities used $0.5 million in Q1 2010. Major cash disbursements were: (1) $2.8 million quarterly cash dividend to the shareholders of the Company; and (2) $0.7 million repayment of note payable.   Cash increases resulted from a line of credit of $2.9 million withdrawn by Henan Huawei Mining Co. Ltd., a 70% owned subsidiary of the Company.  The line of credit is guaranteed by Henan Found and bears a fixed annual interest rate of 5.841% and is due in June 2010.

(d)  Commitments

In addition to the commitments otherwise disclosed in these financial statements, the Company has commitments related to leasehold obligations of $0.7 million over the next five years as follows:

For the period ending 2010: $149; 2011: $114; 2012: $133; 2013: $163; and 2014: $72.  In connection with one of these Rental Agreements, the company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.

(e)  Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing.  If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock.  No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders.  If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations.  The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)  Fair value

The fair values of financial instruments at June 30, 2009 and March 31, 2009 are summarized as follows:

	June 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$53,744	$53,744	$41,470	$41,470
Short term investments	21,933	21,933	23,962	23,962
Restricted cash	298	298	1,025	1,025
Loans and receivables
Accounts receivables	1,090	1,090	2,213	2,213
Amounts due from related parties	246	246	249	249
Available for sale
Long term investments
Dajin Resources Corp.	34	34	24	24
Luoyang Yongning Smelting Co. Ltd.	6,881	6,881	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities $	9,122	$9,122	$8,533	$8,533
Deposits received	2,577	2,577	1,290	1,290
Dividends payable	2,780	2,780	2,564	2,564
Amounts due to related parties	7,336	7,336	7,353	7,353
Bank loan and notes payable	2,928	2,928	658	658

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair values of investments in publicly traded companies are based on the quoted market prices. The fair value of the investment in Luoyang Yongning Smelting Co. Ltd. (“Yongning”) represents the amount the Company invested in Yongning as the smelter is still in construction stage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)  Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2009	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$9,122	$8,533
Deposits received	2,577	1,290
Dividends payable	2,780	2,564
Amounts due to related parties	7,336	7,353
Bank loan and notes payable	2,928	658
	$24,743	$20,398

(c)  Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	June 30, 2009	March 31, 2009
Canadian dollars	$31,291	$43,111
United States dollars	19,204	9,498
Chinese renminbi	33,730	15,600
Hong Kong dollars	2	2
Total financial assets	84,227	$68,211

Canadian dollars	3,085	$3,092
United States dollars	-	14
Chinese renminbi	21,658	17,292
Total financial liabilities	$24,743	$20,398

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at June 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net income by approximately $19 and increased (decreased) other comprehensive income by $0.1 million. As at June 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.2 million and increase (decreased) other comprehensive income by $0.1 million.

(d)  Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity. The Company holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. The Company also drew on the line of credit bears an annual interest rate of 5.841%.  Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the fair values of the financial instruments as of June 30, 2009.

(e)  Credit risk

The Company is exposed to credit risk primarily associated to accounts receivables, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days.

Occasionally, the Company disposes of exploration permits from abandon projects. The Company undertakes credit evaluations at each time of disposition.  As at June 30, 2009, $205 (March 31, 2009 - $790) represented such receivables.  The aging was within 1 year. As at June 30, 2009, the Company did not hold any asset-backed commercial paper.

(f)  Equity price risk

The Company is also exposed to equity price risk arising from its equity investments. The Company's equity investments are held for strategic rather than trading purposes and have been written down to its fair value.  The Company does not actively trade these investments.

8. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9. Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due from related parties	June 30, 2009	June 30, 2008
New Pacific Metals Corp. (a)	$26	$30
Weigemingda Ming Co. Ltd (f)	220	219
	$246	$249

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Amount due to related parties	June 30, 2009	June 30, 2008
Henan Non-ferrous Geology Bureau (b)	$7,191	$7,187
Quanfa Exploration Consulting Services Ltd.(c)	117	117
R.Feng consulting Ltd (e)	28	49
	$7,336	$7,353

	Three Months Ended June 30,
Transactions with related parties	2009	2008
New Pacific Metals Corp. (a)	$35	$45
Quanfa Exploration Consulting Services Ltd. (c)	88	-
Gao Consulting Ltd.(d)	-	51
McBrighton consulting Ltd.(d)	44	-
R. Feng Consulting Ltd. (e)	82	88
	$249	$184

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2009, the Company recovered $35 (quarter ended June 30, 2008 - $45) from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $7,191 (March 31, 2009 - $7,187) owed to Henan Geology Bureau as at June 30, 2009 represented the dividend declared by Henan Found during the year ended March 31, 2009. The amount was paid in July 2009.

(c)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the period ended June 30, 2009, the Company paid $88 (quarter ended June 30, 2008 - $nil) to Quanfa for its consulting services provided.

(d)

During the period ended June 30, 2009, the Company paid $nil (quarter ended June 30, 2008 - $51) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

During the period ended June 30, 2009, the Company paid $44 (quarter ended June 30, 2008 - $nil) to McBrighton Consulting Ltd., a private company controlled by the same director of the Company for consulting services.

(e)

During the period ended June 30, 2009, the Company paid $82 (quarter ended June 30, 2008 - $88) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During the fiscal 2009, the Company advanced $220 to Weigemingda Mining Co. Ltd., a minority shareholder of Guangdong Found.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Adoption of New Accounting Standards

On April 1, 2009, the Company adopted Section 3064, “Goodwill and Intangible Assets”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

11. Future Accounting Changes

(i) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581.  Prospective application of the standard is effective April 1, 2011, with early adoption permitted.  This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS.  The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective April 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(ii) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.   Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by a conversion to IFRS and the impact of these changes on its financial disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements for the years ended June 30, 2009 and 2008.

13. Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)  Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 161,587,001 common shares with a recorded value of $135.6 million

Shares subject to escrow or pooling agreements - $nil.

(b)  Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
990,000	0.18	October 24, 2009
450,000	0.63	February 28, 2010
10,000	5.99	July 2, 2010
405,399	4.32	July 23, 2011
42,000	4.43	August 28, 2011
669,204	6.74	April 10, 2012
90,000	6.95	October 1, 2012
105,100	9.05	January 16, 2013
50,000	7.54	May 13, 2013
455,000	5.99	July 1, 2013
150,000	3.05	October 1, 2013
1,081,000	2.65	April 20, 2014
4,497,703

14. Other Risks and Uncertainties

(a)  Political and Country Risk

The Company conducts its operations in China and is potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations. The Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include, but are not limited to: levies and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

(b)  Environmental Risks

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety.  Environmental laws and regulations are complex and have tended to become more stringent over time.  Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.  Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits and such failure may materially adversely affect the Company’s business, results of operations or financial condition.

(c)  Risk Factors

The Company is subject to other risks that are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 technical reports, which are available on SEDAR at www.sedar.com.

15. Controls and Procedures

(a)  Internal Controls over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for designing disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.  As at June 30, 2009, the CEO and CFO have evaluated the effectiveness of the Company’s DC&P and ICFR using the internal control integrated framework issued the Committee of Sponsoring Organization of the Treadway Commission.  Based on that evaluation, the CEO and CFO have concluded that the design and effectiveness of the Company’s DC&P and ICFR are ineffective due to the weakness discussed below with respect to ICFR.

The success of the Company’s vision and strategy of continuing growth through increasing mine production and expanding resources through exploration of existing projects and continuing acquisition is dependent on senior management. As such, senior management plays a significant role in maintaining efficient daily operations, negotiating and finalizing mining project acquisition.  This concentration of leadership, or lack of segregation of duties, creates risk in terms of measurement and completeness of transactions as well as the possibility of non-compliance with existing controls, either of which may lead to the possibility of inaccurate financial reporting.

Furthermore, the Company did not maintain appropriate information system controls and procedures in areas such as system changes, logic access, security and controls over Excel spreadsheets.  This creates a risk of inaccurate, unauthorized and incomplete financial data, which would affect the Company’s financial reporting.  The Company is in the process of implementing certain policies and procedures to help standardize and manage system change processes, user access and security, users access review, to enhance the overall control environment and to document its internal control process and procedures.

As a result, management believes weakness related to information system will be effectively remediated. The one remaining weakness, being the lack of segregation of duties, continues to exist.   Management continues to evaluate remediation plans for the above control deficiency and expects to continue these efforts to further strengthen the Company’s internal controls in fiscal year 2010 and beyond.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)  Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, General Manager, China Operations
Greg Hall, Director
Robert Gayton, Director

16. Outlook

The Company’s production outlook for fiscal 2010 is 410,000 tonnes, of which 260,000 tonnes will be mined from the Ying mine; 100,000 tonnes from TLP; 30,000 tonnes from HPG; and 20,000 tonnes from LM. Silver production is expected to be around 4.65 to 5.05 million ounces in fiscal 2010.  Capital expenditures are budgeted at $16 million for the Ying camp, of which $11 million are for exploration drilling at the Ying mine and $5 million are for exploration drilling and mine development at the TLP, LM and HPG mines.

At the Ying camp, the Company is carrying out a regional IP geophysical program, aiming to define drill targets outside the current mining areas.

At the GC project in Guangdong Province, China, the Company has made the following progress in applying for a mining permit and advancing the project towards production:

●

An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community.  The panel has recommended that the Environmental Protection Bureau approve the GC project mining development.  Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

●

In June 2009, the Company completed a NI 43-101 technical report update for the GC Ag-Pb-Zn project. Using a 150 g/t silver equivalent cutoff grade, the GC deposit contains 28.5 million ounces of silver, 96,000 tonnes of lead, and 214,000 tonnes of zinc in the Measured and Indicated categories and 30.8 million ounces of silver, 115,000 tonnes of lead and 213,000 tonnes of  zinc in the Inferred category.

•

The Company has engaged a Chinese engineering firm with Class A qualifications in mine and mill designs to provide a full mine and mill design for the GC project. This will be equivalent to a feasibility study in Canada.

•

The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration reports, mine and mill designs, and for permitting. This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

Silvercorp continues to pursue future growth opportunities by carrying out an aggressive exploration program within the existing exploration and mining permit areas as well as acquiring projects in China and other jurisdictions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan”，“expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, currency fluctuations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”.  There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 20